Exhibit 12

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2008	2007	2006	2005	2004
Net Earnings, before Extraordinary Item	$123,082	$157,110	$182,505	$74,614	$64,934
Fixed Charges:
Interest on Indebtedness	63,746	53,359	48,947	37,035	33,454
Amortization of Discount Relating to Indebtedness	189	163	136	104	123
Amortization of Interest Rate Hedges	(162)	(309)	(345)	(326)	(457)
Amortization of Deferred Charges	3,070	2,085	1,613	1,508	1,260

	66,843	55,298	50,351	38,321	34,380

Net Earnings Before Fixed Charges	$189,925	$212,408	$232,856	$112,935	$99,314

Divided by Fixed Charges
Fixed Charges	$66,843	$55,298	$50,351	$38,321	$34,380
Capitalized and Deferred Interest	2,014	3,718	2,278	2,563	271

	$68,857	$59,016	$52,629	$40,884	$34,651

Ratio of Net Earnings to Fixed Charges	2.76	3.60	4.42	2.76	2.87

Net Earnings Before Fixed Charges	$189,925	$212,408	$232,856	$112,935	$99,314
Gain of Disposition of DC Office Buildings (May 2006)	—	—	(59,496)	—	—

	$189,925	$212,408	$173,360	$112,935	$99,314

Ratio of Net Earnings to Fixed Charges adjusted for DC Office Buildings	2.76	3.60	3.29	2.76	2.87

Preferred Stock Dividends:
Series A Preferred Stock	$—	$—	$4,376	$4,008	$4,008
Series B Convertible Preferred Stock	—	—	419	1,675	1,675
Series C Redeemable Preferred Stock	6,785	6,785	923	—	—

Total Preferred Stock Dividends	$6,785	$6,785	$5,718	$5,683	$5,683

Combined Fixed Charges and Preferred Stock Dividends	$75,642	$65,801	$58,347	$46,567	$40,334

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.51	3.23	3.99	2.43	2.46

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends adjusted for DC Office Buildings	2.51	3.23	2.97	2.43	2.46